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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

                                                             NTELOS Holdings Corp.

(Name of Issuer)

                                                 Common Stock, par value $0.01 per share

(Title of Class of Securities)

                                                                      67020Q107

(CUSIP Number)

                                                               December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /	Rule 13d-1(b)
/ /	Rule 13d-1(c)
/X/	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No. 67020Q107
1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Quadrangle GP Investors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) / / (b) /X/
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 12,262,880
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 12,262,880
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,262,880 (1) (2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	/X/
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.2%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Includes 12,262,880 shares of Common Stock, par value $0.01 per share (“Common Stock”), of NTELOS Holdings Corp. (the “Issuer”) with respect to which Quadrangle Capital Partners LP, Quadrangle Select Partners LP and Quadrangle Capital Partners-A LP (collectively, the “Quadrangle Funds”), collectively, are the current record holders. Quadrangle GP Investors LLC is the general partner of Quadrangle GP Investors LP, which is the general partner of each of the Quadrangle Funds. Quadrangle GP Investors LLC disclaims beneficial ownership of the shares that may be deemed beneficially owned by the Quadrangle Funds or any of their affiliates.

(2)

Excludes shares of Common Stock beneficially owned by Citigroup Venture Capital Equity Partners, L.P., CVC/SSB Employee Fund, L.P. and CVC Executive Fund LLC (collectively, “CVC”). Quadrangle GP Investors LLC, Quadrangle GP Investors LP, Quadrangle Capital Partners LP, Quadrangle Capital Partners-A LP and Quadrangle Select Partners LP (collectively, the “Reporting Persons”) are party to a shareholders agreement with CVC providing, among other things, that CVC and the Reporting Persons will vote their shares to elect three directors of the Issuer designated by the Reporting Persons, three directors of the Issuer designated by CVC, and an additional independent director jointly designated by the Reporting Persons and CVC. As a result of this voting agreement, the Reporting Persons and CVC are acting as a group for purposes of Rule 4350 of the Nasdaq Stock Market. As of the date hereof, the Reporting Persons and CVC collectively beneficially own 57.5% of the Common Stock. The Reporting Persons expressly disclaim any beneficial ownership of shares of Common Stock owned by CVC.

Page 2 of 9 Pages

CUSIP No. 67020Q107
1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Quadrangle GP Investors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) / / (b) /X/
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 2,262,880
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 12,262,880
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,262,880 (1) (2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	/X/
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.2%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Includes 12,262,880 shares of Common Stock, par value $0.01 per share (“Common Stock”), of NTELOS Holdings Corp. (the “Issuer”) with respect to which Quadrangle Capital Partners LP, Quadrangle Select Partners LP and Quadrangle Capital Partners-A LP (collectively, the “Quadrangle Funds”), collectively, are the current record holders. Quadrangle GP Investors LP is the general partner of each of the Quadrangle Funds and disclaims beneficial ownership of the shares that may be deemed beneficially owned by the Quadrangle Funds or any of their affiliates.

(2)

Excludes shares of Common Stock beneficially owned by Citigroup Venture Capital Equity Partners, L.P., CVC/SSB Employee Fund, L.P. and CVC Executive Fund LLC (collectively, “CVC”). Quadrangle GP Investors LLC, Quadrangle GP Investors LP, Quadrangle Capital Partners LP, Quadrangle Capital Partners-A LP and Quadrangle Select Partners LP (collectively, the “Reporting Persons”) are party to a shareholders agreement with CVC providing, among other things, that CVC and the Reporting Persons will vote their shares to elect three directors of the Issuer designated by the Reporting Persons, three directors of the Issuer designated by CVC, and an additional independent director jointly designated by the Reporting Persons and CVC. As a result of this voting agreement, the Reporting Persons and CVC are acting as a group for purposes of Rule 4350 of the Nasdaq Stock Market. As of the date hereof, the Reporting Persons and CVC collectively beneficially own 57.5% of the Common Stock. The Reporting Persons expressly disclaim any beneficial ownership of shares of Common Stock owned by CVC.

Page 3 of 9 Pages

CUSIP No. 67020Q107
1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Quadrangle Capital Partners LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) / / (b) /X/
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 8,539,829
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 8,539,829
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,539,829 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	/X/
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.4%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Excludes shares of Common Stock, par value $0.01 per share (“Common Stock”), of NTELOS Holdings Corp. (the “Issuer”) beneficially owned by Citigroup Venture Capital Equity Partners, L.P., CVC/SSB Employee Fund, L.P. and CVC Executive Fund LLC (collectively, “CVC”). Quadrangle GP Investors LLC, Quadrangle GP Investors LP, Quadrangle Capital Partners LP, Quadrangle Capital Partners-A LP and Quadrangle Select Partners LP (collectively, the “Reporting Persons”) are party to a shareholders agreement with CVC providing, among other things, that CVC and the Reporting Persons will vote their shares to elect three directors of the Issuer designated by the Reporting Persons, three directors of the Issuer designated by CVC, and an additional independent director jointly designated by the Reporting Persons and CVC. As a result of this voting agreement, the Reporting Persons and CVC are acting as a group for purposes of Rule 4350 of the Nasdaq Stock Market. As of the date hereof, the Reporting Persons and CVC collectively beneficially own 57.5% of the Common Stock. The Reporting Persons expressly disclaim any beneficial ownership of shares of Common Stock owned by CVC.

Page 4 of 9 Pages

CUSIP No. 67020Q107
1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Quadrangle Capital Partners-A LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) / / (b) /X/
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 3,256,429
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 3,256,429
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,256,429 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	/X/
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Excludes shares of Common Stock, par value $0.01 per share (“Common Stock”), of NTELOS Holdings Corp. (the “Issuer”) beneficially owned by Citigroup Venture Capital Equity Partners, L.P., CVC/SSB Employee Fund, L.P. and CVC Executive Fund LLC (collectively, “CVC”). Quadrangle GP Investors LLC, Quadrangle GP Investors LP, Quadrangle Capital Partners LP, Quadrangle Capital Partners-A LP and Quadrangle Select Partners LP (collectively, the “Reporting Persons”) are party to a shareholders agreement with CVC providing, among other things, that CVC and the Reporting Persons will vote their shares to elect three directors of the Issuer designated by the Reporting Persons, three directors of the Issuer designated by CVC, and an additional independent director jointly designated by the Reporting Persons and CVC. As a result of this voting agreement, the Reporting Persons and CVC are acting as a group for purposes of Rule 4350 of the Nasdaq Stock Market. As of the date hereof, the Reporting Persons and CVC collectively beneficially own 57.5% of the Common Stock. The Reporting Persons expressly disclaim any beneficial ownership of shares of Common Stock owned by CVC.

Page 5 of 9 Pages

CUSIP No. 67020Q107
1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Quadrangle Select Partners LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) / / (b) /X/
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 466,622
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 466,622
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 466,622 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	/X/
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Excludes shares of Common Stock, par value $0.01 per share (“Common Stock”), of NTELOS Holdings Corp. (the “Issuer”) beneficially owned by Citigroup Venture Capital Equity Partners, L.P., CVC/SSB Employee Fund, L.P. and CVC Executive Fund LLC (collectively, “CVC”). Quadrangle GP Investors LLC, Quadrangle GP Investors LP, Quadrangle Capital Partners LP, Quadrangle Capital Partners-A LP and Quadrangle Select Partners LP (collectively, the “Reporting Persons”) are party to a shareholders agreement with CVC providing, among other things, that CVC and the Reporting Persons will vote their shares to elect three directors of the Issuer designated by the Reporting Persons, three directors of the Issuer designated by CVC, and an additional independent director jointly designated by the Reporting Persons and CVC. As a result of this voting agreement, the Reporting Persons and CVC are acting as a group for purposes of Rule 4350 of the Nasdaq Stock Market. As of the date hereof, the Reporting Persons and CVC collectively beneficially own 57.5% of the Common Stock. The Reporting Persons expressly disclaim any beneficial ownership of shares of Common Stock owned by CVC.

Page 6 of 9 Pages

Item 1.
(a)	Name of Issuer: NTELOS Holdings Corp.
(b)	Address of Issuer’s Principal Executive Offices: 401 Spring Lane, Suite 300 P.O. Box 1990 Waynesboro, VA 22980
Item 2.
(a)	Name of Person Filing: See item 1 on the cover pages as to each reporting person.
(b)	Address of Principal Business Office or, if none, Residence: 375 Park Avenue New York, NY 10152 (for all reporting persons)
(c)	Citizenship: See item 4 on the cover pages as to each reporting person.
(d)	Title of Class of Securities: Common Stock, par value $0.01 per share.
(e)	CUSIP Number: 67020Q107.
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/ /	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
(f)	/ /	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
(g)	/ /	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)	/ /	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	/ /	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership
See items 5 through 9 and 11 on the cover pages as to each reporting person.
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.

Page 7 of 9 Pages

Item 10.	Certification
Not applicable.
Exhibits.	Exhibit 1

Joint Filing Agreement dated February 14, 2007, among Quadrangle GP Investors LLC, Quadrangle GP Investors LP, Quadrangle Capital Partners LP, Quadrangle Capital Partners-A LP and Quadrangle Select Partners LP.

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2007

QUADRANGLE GP INVESTORS LLC

By:

/s/ Michael Huber

Michael Huber, Managing Member

QUADRANGLE GP INVESTORS LP

By:

Quadrangle GP Investors LLC, as General Partner

By:

/s/ Michael Huber

Michael Huber, Managing Member

QUADRANGLE CAPITAL PARTNERS LP

By:

Quadrangle GP Investors LP, as General Partner

By:

Quadrangle GP Investors LLC, as General Partner

By:

/s/ Michael Huber

Michael Huber, Managing Member

QUADRANGLE CAPITAL PARTNERS-A LP

By:

Quadrangle GP Investors LP, as General Partner

By:

Quadrangle GP Investors LLC, as General Partner

By:

/s/ Michael Huber

Michael Huber, Managing Member

QUADRANGLE SELECT PARTNERS LP

By:

Quadrangle GP Investors LP, as General Partner

By:

Quadrangle GP Investors LLC, as General Partner

By:

/s/ Michael Huber

Michael Huber, Managing Member

Page 9 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.01 per share, of NTELOS Holdings Corp., a Delaware corporation, and further agree that this joint filing agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such statement on Schedule 13G (including any and all amendments thereto), and for the accuracy and completeness of the information concerning such party contained therein, except that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate or incomplete.

This joint filing agreement may be executed in two or more counterparts, each of which shall be deemed an original instrument, but all such counterparts shall together constitute for all purposes one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this joint filing agreement as of February 14, 2007.

QUADRANGLE GP INVESTORS LLC

By:

/s/ Michael Huber

Michael Huber, Managing Member

QUADRANGLE GP INVESTORS LP

By:

Quadrangle GP Investors LLC, as General Partner

By:

/s/ Michael Huber

Michael Huber, Managing Member

QUADRANGLE CAPITAL PARTNERS LP

By:

Quadrangle GP Investors LP, as General Partner

By:

Quadrangle GP Investors LLC, as General Partner

By:

/s/ Michael Huber

Michael Huber, Managing Member

QUADRANGLE CAPITAL PARTNERS-A LP

By:

Quadrangle GP Investors LP, as General Partner

By:

Quadrangle GP Investors LLC, as General Partner

By:

/s/ Michael Huber

Michael Huber, Managing Member

QUADRANGLE SELECT PARTNERS LP

By:

Quadrangle GP Investors LP, as General Partner

By:

Quadrangle GP Investors LLC, as General Partner

By:

/s/ Michael Huber

Michael Huber, Managing Member